FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2015
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Empresas ICA Announces Unaudited

First Quarter 2015 Results

April 29, 2015, Mexico City — Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest infrastructure and construction company in Mexico, announced today its unaudited results for the first quarter 2015, which have been prepared in accordance with International Financial Reporting Standards.

Summary for the first quarter of 2015

Consolidated revenues increased 11%, led by growth in the Construction and Airports segments. Concessions revenues were unchanged compared to the prior year period. Consolidated operating income and Adjusted EBITDA increased 7% and 6%, respectively, compared to 1Q14. The Adjusted EBITDA margin reached 19%. Backlog was Ps. 62,203 million, including mining services contracts and contracts of affiliates and joint ventures, essentially unchanged from December 2014 levels.

Construction segment revenues rose 7%, led by the contribution from international operations. Concessions traffic volumes grew 7%, and the Agua Prieta water treatment plant and the El Realito aqueduct started operations. Airport traffic volumes rose 18%.

ICA’s comprehensive financing cost increased by Ps. 1,625 million as a result of the depreciation of the Mexican peso against the U.S. dollar. This affected the net result and leverage ratios. However, the currency depreciation does not have an immediate impact on cash flows.

In April 2015, ICA signed an agreement to create an operational platform dedicated to transportation projects in Mexico. The platform initially includes four projects: the Acapulco Tunnel, the Mayab Tollroad, the Río Verde – Ciudad Valles Highway, and the La Piedad Bypass. Completion of the transaction is subject to standard closing conditions and approval from the Government of Mexico, and is targeted for the second quarter of 2015.

For more information please contact: Elena Garcia elena.garcia@ica.mx Gabriela Orozco gabriela.orozco@ica.mx relacion.inversionistas@ica.mx +(5255) 5272 9991 x 3608	In the US: Daniel Wilson +(1212) 689 9560 dbmwilson@zemi.com
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•	Construction backlog was Ps. 36,171 million, as compared to 36,957 million as of December 31, 2014. New contracts and net contract increases were Ps. 4,491 million, principally for international projects.
•	Long-term contracts for mining and other services were Ps. 6,357 million, up 24% compared to December 2014.
•	In addition, backlog of non-consolidated subsidiaries and joint ventures reached Ps. 40,993 million, of which ICA’s proportionate share was Ps. 19,675 million.
•	The Construction segment contributed 73% of consolidated revenues and 25% of Adjusted EBITDA in 1Q15.
•	Concessions contributed 15% of revenues and 43% of Adjusted EBITDA in 1Q15.

•	The traffic volumes for the concessioned highways in 1Q15 rose 7% as a result of traffic growth in most of the operating projects.
•	As of March 31, 2015, Concessions participated in 18 projects: ten highways, four water projects, two social infrastructure projects, one port, and one energy project. Of these, eleven were operational, and seven were under construction.
•	Airports contributed 12% of revenues and 32% of Adjusted EBITDA in 1Q15.
•	Consolidated net loss was Ps. 708 million in 1Q15, and the loss of the controlling interest was Ps. 846 million, equivalent to Ps. 1.38 per share or US$ 0.36 per ADS. The loss resulted principally from the exchange loss of Ps. 1,080 million included in comprehensive financing cost.

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Construction

•	Construction revenues increased 7% to Ps. 6,053 million in 1Q15, as compared to 1Q14. FCG contracts, the Mitla-Tehuantepec highway, and the Barranca Larga – Ventanilla highway made the largest contributions to revenues.
•	Operating income for the quarter was Ps. 187 million, an increase of 20% from the same period of 2014.
•	Adjusted EBITDA was Ps. 400 million, an increase of 1%, with an Adjusted EBITDA margin of 6.6%.
•	Construction segment debt was Ps. 6,557 million, an increase of Ps. 95 million compared to December 2014. Cash was Ps. 1,511 million as of March 31, 2015, a decrease of 10% from the end of 2014.

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Construction Backlog

•	Construction backlog was Ps. 36,171 million as of March 31, 2015, and was equivalent to 20 months work at the average rate for 2015.
•	New contracts and net contract additions were Ps. 4,491 million in 1Q15.
•	Projects outside of Mexico were 14% of backlog.

Contracted Mining and Other Services

•	As of March 31, 2015, ICA also had Ps. 6,357 million in long-term mining and other services contracts, principally in San Martín Contratistas Generales.

Concessions

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•	Concessions revenues were Ps. 1,239 million, unchanged from the prior year period. The operating highways, particularly the Mayab tollroad were the principal contributors to revenues.
•	Adjusted EBITDA was Ps. 684 million, essentially unchanged from 1Q14, with a margin of 55.3%. In the prior year period, revenue included services for operating the RCO tollroads.
•	Debt was Ps. 20,299 million as of March 31, 2015, an increase of 8% as compared to December 31, 2014, as a result of disbursements for projects under construction; 78% of the total is associated with projects in operation, and 22% with projects under construction.
•	The segment’s cash balances increased 7% to Ps. 2,423 million as of March 31, 2015 compared to December 31, 2014.

•	Average Daily Traffic Volumes (ADTV) on consolidated highways increased 7% in 1Q15, principally because of increased traffic on the Rio Verde-Ciudad Valles and Rio de Los Remedios-Ecatepec highways.

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Operating Concessions Information

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Airports

•	The Airports segment reported solid results in the quarter as a result of the positive evolution of passenger traffic, with growth in both aeronautical and non-aeronautical revenues.
•	Terminal passenger traffic increased 18% to 3.8 million in 1Q15; domestic traffic grew 17% and international traffic increased 18%. Eight new routes were opened during the quarter: 6 domestic and 2 international.
•	Aeronautical revenues rose 21%, principally as a result of traffic growth, and non-aeronautical revenues rose 20%, as a result of commercial and diversification initiatives.
•	Adjusted EBITDA increased 20% to Ps. 514 million in 1Q15, with an Adjusted EBITDA margin of 51.5%.
•	Debt was Ps. 4,832 million as of March 31, 2015, unchanged from December 31, 2014.

The Airports segment includes Grupo Aeroportuario del Centro Norte (known as OMA), Aeroinvest, and Servicios de Tecnología Aeroportuaria (SETA). The earnings report of GACN, which is the operating company in the Airports segment, can be found at http://ir.oma.aero. Those results differ from the ones presented here as a result of consolidation effects.

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Consolidated Results for the First Quarter of 2015

•	Revenues increased 11% to Ps. 8,822 million in 1Q15, principally as a result of the Construction and Airport segments.
•	Cost of sales was Ps. 6,847 million, and includes interest expense for concessioned projects during the construction phase.
•	Selling, general, and administrative expenses were Ps. 725 million in 1Q15, equivalent to 8.2% of revenues. SG&A rose 26% compared to 1Q14 as a result of the consolidation of Facchina effective 2Q14 and increased expenses for promotions and bid preparation.
•	Other income (cost) was a loss of Ps. 95 million, and includes provisions for organizational restructuring to be carried out in the second quarter.
•	Operating income was Ps. 1,155 million in 1Q15, an increase of 7% compared to the prior year period.
•	Adjusted EBITDA was Ps. 1,676 million, with a margin of 19%, an increase of Ps. 97 million from 1Q14.

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•	Comprehensive financing cost was Ps. 2,491 million in 1Q15, as compared to Ps. 866 million in the prior year period. The increase was principally the result of exchange loss of Ps. 1,080 million, a derivatives valuation loss of Ps. 131 million, and an increase in interest expense of Ps. 468 million.
•	Share of earnings of affiliated companies and joint ventures rose by Ps. 64 million compared to the prior year period. This line item includes ICA’s participation in the earnings of ICA Fluor and other joint businesses. The annexes to this report include supplementary information on the performance of these affiliates and joint ventures.
•	Discontinued operations include the after-tax operating results of the social infrastructure projects.
•	Consolidated net loss was Ps. 708 million in 1Q15 compared to net income of Ps. 237 million in 1Q14, due to Comprehensive financing cost.
•	Net income of the non-controlling interest was Ps. 138 million, and includes principally the minority shareholdings in OMA and San Martin.
•	Net loss of the controlling interest was Ps. 846 million in 1Q15, or Ps. 1.38 per share and US$ 0.36 per ADS. The principal factor in the net loss was the Comprehensive Financing Cost discussed above.

Investments

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•	During 1Q15, ICA investments totaled approximately Ps. 2,042 million. It is important to note that the investments in Concessions and other projects are expected to generate revenues from the operation of the assets upon completion of construction and start of operations.
•	ICA participates across the entire cycle of developing infrastructure projects: including formulation, engineering, structuring and financing, construction, operation, and management as part of a portfolio of assets. This is a dynamic process that implies monetizing assets that are in the operating stage, while arranging new projects under development.

Debt

•	Total debt was Ps. 56,203 million as of March 31, 2015, a 5% increase as compared to December 31, 2014.
•	Total cash and cash equivalents as of March 31, 2015 was Ps. 7,275 million, an increase of Ps. 249 million compared to December 31, 2014. Restricted cash was Ps. 2,338 million. Net debt was Ps. 48,928 million as of March 31, 2015.

•	Construction accounted for 12% of total debt, and consisted principally of short-term working capital credit lines required to carry out the work program. The source of payment of these obligations is client payments and advances.
•	Concessions accounted for 36% of total debt. Such debt consisted principally of structured project finance credit facilities. Each project carries its own debt which will be paid with the revenues generated by the project. This debt is expected to be gradually amortized as resources are generated from project operation.
•	Corporate and other debt represented 44% of total debt, and consisted principally of the three U.S. dollar-denominated notes issued by the parent company.
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•	Short-term debt represented 14.5% of total debt. Of this amount, Ps. 2,302 million was debt in the Concessions and Airports segments whose source of repayment is the operations of these segments; Ps. 1,636 million was parent level bridge loans used to complete projects, and which are expected to be refinanced as long term debt in the concessions segment once the projects become operational. Finally Ps. 4,212 million are short-term working capital lines in the Construction segment, that are continuously being paid and disbursed based on the execution of projects and client collections.
•	As of March 31, 2015, 54% of debt was denominated in foreign currency. Bond interest payment coupons during the call protection period are hedged (i.e., until 2017 on the bonds due 2021, and until 2019 on the bonds due 2024).
•	ICA contracts derivatives so that the financing of projects is in the same currency as the source of payments. In addition, ICA contracts derivates to reduce exchange and interest rate risk. ICA expects to be remain active in the capital markets to finance and refinance infrastructure projects that create value for the Company.

Subsequent Events

On April 14, 2015, ICA and the Federal Electricity Commission, CFE, signed a memorandum of understanding for the joint development of electricity generation projects. In the first stage, CFE and ICA will jointly carry out technical and feasibility analyses of a range of possible projects.

On April 23, 2015, ICA held its annual shareholder’s meeting. Among other items, the shareholders elected one new independent board member, ratified the other members of the Board of Directors, which now includes 12 members including seven independent directors and elected the chairs of the board committees.

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On April 24, 2015, Shell Canada Energy and ICA Fluor agreed to terminate the contract for the fabrication of well pads for Shell’s Carmon Creek project in Alberta, Canada.  The unexecuted balance of the contract, which was originally booked in 4Q14, was Ps. 4,007 million.

Conference Call Invitation

•	ICA’s 1Q15 earnings conference call will be held on Thursday, April 30, at 10:00 am Eastern Time (9:00 am Mexico City time). To participate, please dial toll-free (855) 826-6151 from the U.S. or +1 (559) 549-9841 internationally. The conference ID is 31243203. The conference call will be Webcast live through streaming audio and available on ICA’s website at http://ir.ica.mx.
•	A replay will be available until May 7, 2015 by calling toll-free (855) 859-2056 from the U.S. or +1 (404) 537-3406 internationally, again using conference ID 31243203.
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Consolidated Financial Statements

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Empresas ICA, S.A.B. de C.V.
Consolidated Balance Sheet

Ps. million	Dec-14	Mar-15
Assets		
Cash and Cash Equivalents	4,877	4,993
Restricted Cash	2,149	2,282
Trade and Contract Receivables	17,979	18,735
Other Receivables	5,426	6,197
Inventories	2,420	2,449
Other Current Assets	14,023	14,366
Total Current Assets	**46,873**	**49,022**
Trade and Contract Receivables	16,450	16,687
Restricted Cash	55	56
Other Investments	38,700	40,154
Investment in Affiliates and Joint Ventures	5,563	5,708
Investment in Concessions	26,739	27,907
Long Term Inventories	6,398	6,538
Long Term Assets	**55,204**	**56,897**
Property, Plant and Equipment Net	6,322	6,572
Other Assets	9,867	9,955
Total Assets	**118,266**	**122,445**
Liabilities		
Accounts Payable	7,591	8,007
Short -Term Debt	6,493	8,150
Advances from customers	3,157	4,328
Accrued expenses and other	20,705	21,131
Total Current Liabilities	**37,946**	**41,616**
Long-Term Debt	47,286	48,052
Other Noncurrent Liabilities	11,184	11,668
Total Liabilities	**96,416**	**101,336**
Stockholders' Equity, Controlling Interest	16,199	15,343
Non-controlling Interest	5,651	5,766
Stockholders' Equity	**21,850**	**21,109**
Total Liabilities and Stockholders' Equity	**118,266**	**122,445**

Empresas ICA, S.A.B. de C.V.
Statement of Changes in Stockholders' Equity

(Ps. Million)	Jan 1 - Mar 31 2014	Jan 1 - Mar 31 2015
Stockholders' Equity, at start of period	**24,132**	**21,850**
Repurchase of shares	(276)	(33)
Gains (losses) for employee benefits	(24)	(0)
Effect of conversion of foreign entities	26	17
Effect of valuation of derivative instruments	(91)	(16)
Other	25	
Net income of period	237	(708)
Stockholders' Equity, at end of period	**24,028**	**21,109**

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Empresas ICA, S.A.B. de C.V.
Statement of Cash Flows

Ps. Million	Jan 1 - Mar 31 2014	2015
<u>Operating Activities</u>		
Consolidated net income (loss)	**237**	**(708)**
Taxes	108	(365)
Other non-cash expenses	(26)	106
Items related to investing activities	**166**	**430**
Depreciation and amortization	263	365
Share in loss of associated companies	(100)	(164)
Other	3	229
Items related to financing activities	**1,480**	**3,078**
Interest expense	960	1,223
Unrealized exchange rate fluctuation	68	946
Valuation of derivative financial instruments	32	151
Other	421	758
Resources used in operations	**(873)**	**(446)**
Net flow from operating activities	**1,092**	**2,094**
<u>Investing activities</u>		
Acquisition of real estate, machinery and equipment	(145)	(361)
Acquisition of other long term assets	(1,043)	(1,287)
Sale of real estate, machinery and equipment and other investments	(147)	9
Other	0	(194)
Net flow from investing activities	**(1,335)**	**(1,832)**
<u>Financing activities</u>		
Borrowings	5,223	1,920
Debt payments	(3,926)	(590)
Interest expense	(1,122)	(1,252)
Decreases in minority interest	(40)	(0)
Share sales (repurchases) , net	(237)	(33)
Financing for financial derivatives	753	221
Other	(652)	(328)
Net cash flow from financing activities	**(0)**	**(63)**
Net change in cash and cash equivalents	**(243)**	**198**
Adjustments in cash flow for exchange variations	1	51
Cash and cash equivalents at beginning of period	5,417	7,081
Cash and cash equivalents at end of period	**5,175**	**7,331**

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Annexes: Complementary Information

Construction Backlog

As of March 31, 2015	Amount (Ps. Millon)	Estimated Completion Date	Total Contract	Currency [1]	Project Progress (%)
Construction	**36,171**				
Facchina Contracts Construction, USA	4,740	--	--	USD	--
Monterrey VI Aqueduct	4,688	Pending	4,688		0
Mitla - Tehuantepec Highway	4,550	4Q15	9,326		51
Palmillas - Apaseo EL Grande Highway	4,133	4Q15	5,528		25
Santa Maria Dam, Sinaloa	3,989	4Q17	3,989		0
Churubusco - Xochiaca Tunnel	2,485	1Q17	2,566		3
Mexico - Toluca Suburban Train	2,446	3Q16	2,462		1
Eastern Discharge Tunnel	1,846	4Q16	9,315		80
Barranca Larga Ventanilla Highway	1,627	4Q15	5,255		69
Package Highways Sonora State	1,526	2Q19	3,114		51
General Canal Tunnel	1,052	1Q17	1,139		8
Deep Water Technology Center, Veracruz	895	4Q15	2,027		56
Other Civil Construction Projects	2,194		0		0
Total Construction Backlog	**36,171**				
Contracted Mining and Other Services	**6,357**				

[1] Only projects in foreign currency identified; all other projects in mexican pesos

Concessions Portfolio

(mdp)	% Ownership	Consolidation	Equity	Debt	Length / Capacity [1]	Type	Beg. Of Operations *	End of Concession
Highways in operation								
Acapulco Tunnel	100%	Full	658	957	3	Toll	1996	2033
Mayab Consortium	100%	Full	713	5,127	296	Toll	2008 (2)	2050
Rio de los Remedios	100%	Full	3,251	2,946	26	Toll	2011	N/A
Rio Verde Cd. Valles	100%	Full	1,838	4,098	113	PPP+Toll	2012	2047
La Piedad Bypass	100%	Full	1,291	1,341	21	Toll	2012	2054
N.Necaxa Tihuatlan	50%	Equity Method	389	2,528	85	PPP+Toll	2014	2037
Highways under construction								
Mitla Tehuantepec	60%	Equity Method	771	1,136	169	PPP+Toll	2015	2030
Barranca Larga- Ventanilla	100%	Full	1,733	772	104	Toll	2015	2039
Palmillas - Apaseo EL Grande Highway	100%	Full	3,015	2,081	86	Toll	2015	2042
Escénica Alterna	100%	Full	186	403	8	Toll	2015	2043
Other projects in operation								
Aqueduct II	43%	Equity Method	293	453	2	Tariff	2011	2027
SPC Sonora	100%	Full	1,881	3,958	NA	Tariff	2012	2032
SPC Jalisco	100%	Full	1,734	4,039	NA	Tariff	2012	2032
El Realito Aqueduct	51%	Equity Method	224	519	1		2014	2034
WTP Agua Prieta	50%	Equity Method	216	588	9	Tariff	2014	2029
Other projects under construction								
Lázaro Cárdenas Port	5%	Equity Method	198	0	NA	Tariff	2015	2042
Monterrey VI Aqueduct	38%	Equity Method	8	0	NA	Tariff	2018	2045
Parque Eólico Reynosa	20%	Equity Method	6	0	NA	Tariff	2016	--

Longitud / Capacidad
WTP= Water Treatment Plant
* Begin of operation estimated

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Non-Consolidated Affiliates and Joint Ventures

Construction

•	This includes the results of ICA Fluor (ICA’s share 51%), Grupo Rodio Kronsa (50%), and the construction companies for the Nuevo Necaxa-Tihuatlán highway (60%) and the El Realito aqueduct (51%).

Non-Consolidated Backlog

•	Non-consolidated backlog reached Ps. 40,993 million as of March 31, 2015.

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•	The new contracts and net contract additions totaled Ps. 1,992 million.

Concessions

•	Includes principally the concessions for the Nuevo Necaxa-Tihuatlán highway (with ICA holding a 50% interest), the Mitla-Tehuantepec highway (60%), the El Realito aqueduct (51%), the Querétaro Aqueduct II (43%), the Lázaro Cárdenas Port operator (5%), and Proactiva Medio Ambiente (49%).

Corporate and Other

•	Includes principally Actica (ICA’s interest in the company is 50%) and Los Portales in Peru (50%).
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Notes and Disclaimer

The unaudited condensed consolidated financial statements of Empresas ICA, S.A.B. de C.V. and subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and presented in accordance with IAS 34 “Intermediate Financial Reporting”. These financial statements include all the adjustments, including those of a normal and recurring nature, required for an adequate presentation of the results of operations. Results for interim reporting periods may not be indicative of full year results. As a result, the reading and analysis of these interim financial statements should be done in conjunction with the financial statements for the year ended December 31, 2014, which were also prepared under IFRS.

Unaudited financials: Financial statements are unaudited statements.

Prior period comparisons: Unless stated otherwise, comparisons of operating or financial results are made with respect to the comparable prior-year period, or balances as of December 31, 2014.

Percentage changes: Are calculated based on actual amounts.

Adjusted EBITDA: Adjusted EBITDA is not a financial measure computed under IFRS and should not be considered an indicator of financial performance or free cash flow. We define Adjusted EBITDA as net income of controlling interest plus (i) net income of non-controlling interest, (ii) discontinued operations, (iii) income taxes, (iv) share in net income of affiliates, (v) net comprehensive financing cost, (vi) depreciation and amortization, and (vii) net interest expense included in cost of sales. Our management believes that Adjusted EBITDA provides a useful measure of its performance, supplemental to net income and operating income, because it excludes the effects of financing decisions, non-controlling shareholdings, and other non-operating items. The calculation of Adjusted EBITDA is also provided as a result of requests from the financial community and is widely used by investors in order to calculate ratios and to make estimates of the total value of our company in comparison to other companies. Financial ratios calculated on the base of Adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies and are relevant measures under one or more of our or our subsidiaries’ financing agreements.

Exchange rate: Amounts in U.S. dollars (US$) are converted at an exchange rate of Ps. 15.2427 per U.S. dollar as of March 31, 2015, Ps. 14.7348 as of December 31, 2014, and Ps. 13.1349 as of March 31, 2014.

Financial Derivative Instruments: ICA enters into financial derivative contracts in the subsidiaries where projects are located solely in order to reduce the uncertainty on the returns on projects. The instruments entered into are established on a notional amount. Interest rate derivatives are used in order to fix maximum financial costs. Exchange rate derivatives are entered into in order to reduce the exchange risk on projects that incur labor and materials costs in a currency different from the currency of the financing of the project, as well as to convert foreign debt into domestic currencies. ICA enters

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into its financings in the same currency as the source of repayment. ICA has a policy of not entering into derivatives for speculative purposes.

From an accounting perspective, there are two classifications for derivative instruments. “Hedging financial instruments” must meet the specific requirements established in IFRS. Other derivative financial instruments that do not meet IFRS requirements for hedge accounting treatment are designated as trading derivatives.

ICA values all derivatives at fair value. Fair value is based on market prices for derivatives traded in recognized markets; if no active market exists, fair value is based on other recognized valuation methodologies in the financial sector, validated by first party experts, and supported by sufficient, reliable, and verifiable information.

Fair value is recognized in the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed and in accordance with accounting norms. For hedging derivatives, changes in fair value are recorded temporarily in other comprehensive income within stockholders’ equity, and are subsequently reclassified to results at the same time that they are affected by the item being hedged. For trading derivatives, the fluctuation in fair value is recognized in results of the period as part of Comprehensive Financing Cost.

ICA Fluor: ICA Fluor Daniel, S. de R.L. de C.V. (ICAFD) is a 51%-owned ICA company with shared control. Its principal business includes the engineering, procurement, and construction of all types of industrial facilities, including civil, electromechanical, and maritime works. It is part of ICA’s industrial construction segment.

Effective 4Q14, ICAFD is included in the segment information in the notes to the ICA’s consolidated financial statements, on a proportional basis. This change results from a change in the internal structure of ICAFD that occurred in 1Q15 related with reporting of information. In accordance with IFRS 8 “Operating Segments”, the restructuring of the segment information is being provided for prior periods.

Glossary

ADTV: Average Daily Traffic Volume is the number of vehicles that travel the entire length of a highway.

Concessions Revenues are composed of the following:

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•	Operating revenue from concessions: includes tolls and fee payments from the government for the availability of PPP roads and or tariffs based on traffic volume, according to the type of concession.
•	Operations and maintenance: revenue from the provision of services for operating and maintaining highways for non-consolidated affiliates.
•	Financial income: is equal to the financial cost that is capitalized in value of the financial asset constructed.
•	Construction: the revenue recognized by the concessionaire for costs that are not attributable to the construction company.

PPP: Public-Private Partnership is a legal mechanism that enables a private sector company to provide services to the federal, state, or municipal government clients through fixed term licenses, generally from 20 to 40 years, to finance, construct, establish, operate, and maintain a public means of transportation or communication. The client’s payment consists of a fixed payment for the availability of the highway together with a minimum shadow tariff based on traffic volume.

RCO: Red de Carreteras de Occidente, S.A.B. de C.V. The company’s principal activity is to operate, maintain, conserve, and exploit the highways that make up the FARAC 1 package of tollroads, as well as to construct, operate, maintain, conserve, and exploit the Expansion Works, in accordance with the Concession Agreement with the federal Government, acting through the Ministry of Communications and Transportation.

Facchina Construction Group (FCG): A medium sized heavy civil construction company in the United States. Facchina’s principal markets are in Florida and the Washington DC metropolitan area.

SPC: Services Provider Contract. 22-year contract for the provision of services to the Ministry of Government, including the construction and operation of social infrastructure.

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Analyst coverage

In compliance with the regulations of the Mexican Stock Exchange, the following is the list of analysts that cover ICA’s securities:

•	Actinver - Ramón Ortiz Reyes
•	BBVA Bancomer - Francisco Chávez
•	Banorte-Ixe - José Itzamna Espitia
•	Barclays - Pablo Monsiváis
•	Bank of America Merrill Lynch - Carlos Peyrelongue
•	Citi - Dan McGoey
•	Deutsche Bank - Esteban Polidura
•	GBM - Javier Gayol
•	HSBC - Alexandre Falcao
•	Intercam - Enrique Mendoza
•	Monex - Roberto Solano
•	Morgan Stanley - Nikolaj Lippmann
•	Santander - Toe Matsumura
•	UBS - Marimar Torreblanca
•	Vector - Jorge Plácido

This report contains projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. is Mexico's largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, ICA is listed on the Mexican and New York Stock exchanges. For more information, visit www.ica.mx/ir.

ICA 1Q15 Results	www.ir.ica.mx	25 of 25

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2015	Empresas ICA, S.A.B. de C.V. /s/ Gabriel de la Concha Guerrero Name: Gabriel de la Concha Guerrero Title: Attorney-in-Fact

Exhibit 99.1

(Translation)	File 151.112.32

NATIONAL BANKING AND SECURITIES COMMISSION

LIC. RAFAEL COLADO IBARRECHE

Chief Supervisor of Issuers

LIC. ANDREA FABIOLA TINOCO H.

Chief Supervisor for Compliance with Stock Market Supervision

Mexico City, April 29th, 2015

RE: 151-2/76211/2009

RODRIGO A. QUINTANA KAWAGE, acting in my capacity as legal representative of Empresas ICA S.A.B. de C.V. (ICA or “the Issuer”) with an address for notifications located at Blvd. Manuel Ávila Camacho No. 36, 15th floor, Col. Lomas de Chapultepec, 11000, Mexico City, Federal District, and being duly registered before the National Banking and Securities Commission (CNBV) respectfully appear and state the following:

On January 20, 2009 I was notified of Order No. 151-2/76211/2009, File 151.112.32 which requested that ICA disclose qualitative and quantitative information regarding ICA’s exposure to financial derivative instruments, whether to increase profitability or to hedge risks, in order to provide investors information that would allow them to understand ICA’s operations with financial derivative instruments.

Based on the foregoing requirement, we state the following:

I. Qualitative and Quantitative Information

i) ICA only contracts hedging instruments in order to reduce the uncertainty on the return on its projects. It is the policy to contract financial instruments at the level of the project in order to mitigate the risks resulting from interest rates and exchange rate fluctuations. From an accounting perspective, the derivative instruments may be classified as hedging instruments or trading instruments, although in all cases the objective is to mitigate risks to which ICA is exposed in its projects. Interest rate hedges are established based on a notional value with the objective to cap maximum financial costs.

Exchange rate hedges are contracted to ensure that the project will have sufficient resources for labor costs and inputs that are incurred in currencies different from those provided by the financing of the project, which is in the same currency as the source of repayment. ICA contracts all derivatives in the subsidiaries where the projects are located.

The contracting of financial derivatives is linked to the financing of projects, as a result of which it is often the case that the counterparty is the same institution that is providing the financing or one of its. These derivatives are non exchange traded (OTC) derivatives.

Our internal control policies state that the contracting of credits (tied to the financing of projects) and the risks inherent in the projects require collaborative analysis by representatives from the Finance, Law, Administration, and Operations areas, prior to any approval. This analysis also includes the use of derivatives to hedge the risks of the financing. Once this analysis has been concluded and documented, the responsibility for contracting derivatives belongs to the Finance area, in accordance with internal control policy.

The hedging instruments are contracted to fix the variable interest rates of the loans. The changes between the fair value of these instruments and the primary positions are compensated at an inverse correlation within a range between 80% and 125%. These instruments are classified as highly effective.

The decision to contract derivative financial instruments is linked to the amount and level of financing for the project. The levels of authorization do not expressly contemplate requiring the authorization of the Corporate Practices or Audit Committees. With respect to approval authorization levels, ICA has documented policies, of which the most important are the following:

▪	The Chief Executive Officer, the Vice President for Finance and Administration, and/or the responsible Finance officer have limits on their authorities to act, whether in terms of amounts or for unusual or non-recurring operations.
▪	The Chief Executive Officer has the authority to establish limits on the approval authorities of other Officers in terms of amounts or kind of operation.
▪	In the event that a higher level of authorization is required, the Board of Directors will make the approval, after considering the opinion of the Chief Executive Officer and/or the applicable Committees.

The derivatives that are contracted do not have margin calls, in accordance with what is negotiated with each counterparty. For those projects that require collateral, the policy is that any required deposits to be made or standby letters of credit be provided at the time of contracting the derivative. This collateral will only be payable in the event of non-compliance.

In accordance with the standards of the International Swaps and Derivatives Association (ISDA), it is agreed that counterparties may act as valuation or calculation agents, in order to determine fair value and required payments.

While there is no formal risk committee, as previously stated various areas participate in the evaluation, administration, and monitoring of project risks (both financial and operational). As regards risk administration, there are documented processes that require the periodic review of risks.

ii) ICA uses the valuations of counterparties (valuation agents) and a price provider authorized by the CNBV in order to calculate the fair value of derivative positions for accounting purposes. The valuations are made using formal, documented methodologies. The calculated values are based on fair value measurements techniques recognized in the financial sector and supported by sufficient, reliable and verifiable information. The data used for the calculations comes from reliable and verifiable sources that reflect market prices.

Fair value is recognized in the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed and in accordance with accounting norms. Changes in fair value are recorded in the balance sheet. In addition to the valuations that are received, the pricing provider carries out tests of effectiveness for the derivatives that qualify as hedging instruments from an accounting perspective.

When the transactions comply with all hedging requirements, the Company designates the derivatives as hedging financial instrument at the beginning of the relationship. For fair value hedges, the fluctuation in the fair value of both the derivatives and the open risk position is recognized in results of the period in which it takes place. For cash flow hedges, the effective portions is temporarily recognized in comprehensive income within stockholder’s equity and is subsequently reclassifies to results at the same time that they are affected by the item being hedge; the ineffective portion is recognized immediately in results of the period.

As previously mentioned, occasionally derivatives contracted as hedges do not qualify for accounting treatment as hedging instruments, and are classified as trading derivatives for accounting purposes. In these cases, the fluctuation in fair value on these derivatives is recognized in the results of the period.

iii) ICA has a policy of contracting derivatives instruments at the project level and not contracting instruments that have margin call or additional credit requirements beyond those authorized by the responsible committees at the time of approval. At March 31, 2015 there has been no default on the contracts.

iv) Based on the interest rate and exchange rate projections recently issued by Banco de México, and assuming these rates are maintained, the Issuer does not expect to suffer any material adverse impact from its derivative positions on its results of operations for the second quarter of 2015 as a result of additional changes in the peso or changes in interest rates since March 31, 2015.

In accordance with your request for this section, we set forth below the derivatives that matured during the quarter.

The following were the effects of derivative transactions as of March 31, 2015:

derivative *thousand Ps.*	fair value	income statement	Stockholders' equity
ICA (Túnel Río Compañía) (FX swap EUR)	205	(466)	-
ICA (FX Swap 0827)	(20,763)	(364)	(19,455)
ICA (FX Swap 2)	(14,351)	-	(11,686)
ICA (CCS 95)	(2,171)	-	(2,068)
ICA (FWD Option)	14,079	(13,591)	27,671
ICA (FWD Option)	16,048	(13,050)	29,098
EMICA (FX Swap Perú)	(29,648)	-	3,228
EMICA (FWD 500)	201,116	-	11,997
EMICA (Swap 700)	424,925	-	(124,575)
CICASA (Swap Collar)	2,738	-	1,424
CICASA (CCS)	(1,549)	-	305
PIADISA (CCS)	8,455	-	1,021
ICAPRIN (CCS)	4,553	-	550
AEROINVEST (Swap)	(8,898)	1,284	-
AEROINVEST (Option)	(160,907)	-	(33,001)
AQSA (Swap)	(287,165)	(43,064)	-
ICAPLAN (ZERO COST EQUITY COLLAR)	71,313	45,519	-
ICAPLAN (Opción 30)	2,451	(45,476)	-
ICAPLAN (CCS 55)	19,667	-	963
TOTAL	**240,100**	**(69,208)**	**(114,527)**

v) Table 1 presents the information requested regarding all material instruments that the Issuer currently has outstanding through project companies, including subsidiaries and affiliates.

II. SENSITIVITY ANALYSIS

The derivatives instruments identified in the table above as hedging derivatives were excluded from the sensitivity analysis because they do not show any ineffectiveness.

Sensitivity analysis was developed considering three scenarios: a) 25 bp reduction in interest rates; b) 50 bp reduction in interest rates; and c) 100 bp reduction in interest rates.

In conclusion, on aggregating the potential losses under the different scenarios described above for the position analyzed, the following results obtain:

Compared to balance sheet concepts and revenues, one can appreciate that under no scenario, is the effect more than 5% of assets, liabilities, or shareholders’ equity as of December 31, 2014, as shown below. The threshold of 3% of revenues is not exceeded under any scenario as well.

In virtue of the foregoing, the undersigned respectfully submits to the National Banking and Securities Commission:

FIRST. I have responded on time and in the appropriate manner, and with the authorities granted to me.

SECOND. I have delivered the information required in your Order No. 151-2/76211/2009.

Mexico City, April 29th, 2015

________________________________________

Empresas ICA, S.A.B. de C.V.

By: Rodrigo A. Quintana Kawage

Position: Legal Representative